UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                           Community Bancshares, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    20343H106
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                                 (CUSIP Number)

              Elliot Press, Esq., c/o Katten Muchin Zavis Rosenman,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 19, 2003
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20343H106               SCHEDULE 13D
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Riggs Qualified Partners, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     668,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            668,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      668,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.79%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20343H106               SCHEDULE 13D
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     668,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            668,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     11,500 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      679,500 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.96%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement relates to the shares of Common Stock, $.10 par value ("Common Stock") of Community Bancshares, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 68149 Main Street, Blountsville, Alabama 35031

Item 2.     Identity and Background

            (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by (i) Riggs Qualified Partners, LLC, a Delaware limited liability company ("RP LLC"), with respect to the shares of Common Stock beneficially owned by it and (ii) Philip J. Timyan, as managing member of RP LLC and with respect to shares owned by RAM T, L.P. ("RAM") an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power. The general partner of RAM is RTL Partners Ltd. RP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act.

            (b)-(c)

            Riggs Qualified Partners LLC

            RP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RP LLC is Philip J. Timyan. The principal business address of RP LLC is 4324 Central Avenue, Western Springs, Illinois 60558.

            Philip J. Timyan

            Mr. Timyan is principally employed as the Managing Member of RP LLC. The principal business address of Mr. Timyan is 4324 Central Avenue, Western Springs, Illinois 60558.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, nor any other entity set forth in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons nor any other entity set forth in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used to purchase the shares of Common Stock held by RP LLC is $3,573,800. The source of funds used by RP LLC to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the shares of Common Stock held by RAM is $69,000. The source of funds used to purchase such shares was working capital.

Item 4. The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. In addition, Mr. Timyan has had discussions with the Company with respect to the possibility of appointing Mr. Timyan (or a designee of Mr. Timyan) to the Board of Directors of the Company, subject to applicable laws, regulations and approvals. If appointed to serve on the Company's Board, Mr. Timyan would seriously consider accepting such appointment, subject to circumstances prevailing at the time of such appointment.

            The Reporting Persons intend to closely scrutinize and monitor developments at the Company. The Reporting Person may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable and subject to applicable laws and regulations) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. Except as otherwise set forth herein, the Reporting Person have no current intention to take any actions which could result in the changes or events specified in clauses (a)-(j) of Item 4 of the Form of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 6,825,175 shares of Common Stock outstanding based on information received from the Company.

            As of the close of business on December 22, 2003.

                  (i) RP LLC owns 668,000 shares of Common Stock which represent approximately 9.79% of the outstanding Common Stock; and

                  (ii) Philip J. Timyan owns no shares of Common Stock directly.
            As the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 668,000 shares of Common Stock owned by RP LLC. In addition, Mr. Timyan may be deemed to beneficially own an additional 11,500 shares of Common Stock held by RAM over which shares Mr. Timyan possesses dispositive power. The foregoing shares, in the aggregate, constitute approximately 9.79% of the outstanding Common Stock

            (b) RP LLC has the sole power to vote and dispose of the shares of Common Stock it holds, which power is exercisable by Mr. Timyan as managing member of RP LLC.

            Mr. Timyan shares the power to dispose of the shares held by RAM with RAM and its general partner, RTL Partners Ltd. RAM is a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is investing for profit in securities and other assets. The general partner of RAM is RTL Partners Ltd., a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is serving as the general partner of RAM. The principal business address of RAM and RTL Partners Ltd. is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy's Drive, George Town, Grand Cayman Islands, British West Indies. Mr. Timyan has no voting power over the shares held by RAM.

            (c) Item 6 is incorporated herein by reference.

            (d) RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 11,500 shares held by Ram.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

            The 668,000 shares held by RP LLC were acquired from the Company in a private placement of securities pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of December 10, 2003, between the Company, RP LLC and the other Purchasers under the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, among other things, RP LLC acquired 668,000 shares of

            Common Stock for a purchase price of $5.35 per share. In addition, pursuant to the Stock Purchase Agreement, each investor in the transaction entered into an Option Agreement with the Company pursuant to which each such investor was granted an option to exchange through December 31, 2008, shares of Common Stock purchased in the transaction for shares of the Company's Series 2003 noncumulative preferred stock (the "2003 Preferred Stock") having a liquidation preference equal to the aggregate purchase price of the shares of Common Stock purchased in the transaction by such investor. Accordingly, RP LLC was granted an option to purchase shares of 2003 Preferred Stock having a liquidation preference of $3,573,800. Each share of 2003 Preferred Stock will have a liquidation preference of $500,000. The 2003 Preferred Stock will not be entitled to the payment of, or otherwise accrue any dividends, will not be convertible into any other securities and will not be entitled to vote on any matters, except in the case of a merger or a significant acquisition or sale transaction, in which case the 2003 Preferred Stock will be entitled to one vote per whole share and will vote together, as one class, with the holders of Common Stock. In addition, holders of 2003 Preferred Stock will vote separately as a class, with one vote per share, on any changes in the rights or preferences of the 2003 Preferred Stock (other than to correct mistakes or ambiguities).

Item 7.     Material to be Filed as Exhibits

            Exhibit 1: Agreement pursuant to Rule 13d-1(k).

            Exhibit 2: Option Agreement, dated as of December 10, 2003 between the Company and RP LLC.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2003

                                                   RIGGS QUALIFIED PARTNERS, LLC


                                                   By: /s/ Philip J. Timyan
                                                       -------------------------
                                                   Name:  Philip J. Timyan
                                                   Title: Managing Member


                                                   /s/ Philip J. Timyan
                                                   -----------------------------
                                                   Philip J. Timyan